Exhibit 21

SHUFFLE MASTER, INC.

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation
Shuffle Master of Mississippi, Inc.	Mississippi
Shuffle Master International Limited	Barbados
Shuffle Master International, Inc.	Nevada
Shuffle Master Australia Pty Ltd	Australia
Gaming Products Pty Ltd	Australia
Shuffle Master Holding GMBH	Austria
Shuffle Master Management-Services GMBH	Austria
Shuffle Master GMBH	Austria
Shuffle Master Holding GMBH & Co Financing Consulting-KEG	Austria
Shuffle Master GMBH & Co KG (dba CARD)	Austria
CARD Casinos Austria Research and Development Limited	New Zealand
CARD LLC	Nevada
CARD-Australasia Limited	Macau